Filed Pursuant to Rule 424(b)(5)

Registration No. 333-268960

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus Supplement dated July 3, 2025

and Prospectus dated January 3, 2023)

Up to $60,000,000

Common Stock

NextNRG, Inc.

This prospectus supplement (“Prospectus Supplement”) amends and supplements the information in the prospectus supplement dated July 3, 2025, and the accompanying prospectus dated January 3, 2023 (the “Base Prospectus” and together with the prospectus supplement dated July 3, 2025 , the “ATM Prospectus”).relating to the offer and sale of shares of our common stock, par value $0.0001 per share, pursuant to the terms of that certain sales agreement (the “Sales Agreement”) dated July 3, 2025, with ThinkEquity LLC (“ThinkEquity”), H.C. Wainwright & Co., LLC (“Wainwright”) and Roth Capital Partners, LLC (“Roth”, and together with Wainwright and ThinkEquity collectively, the “Sales Agents”). This Prospectus Supplement should be read in conjunction with the ATM Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the ATM Prospectus. This Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the ATM Prospectus, and any future amendments or supplements thereto.

We are filing this Prospectus Supplement to supplement and amend, as of November 14, 2025, the ATM Prospectus to decrease the maximum aggregate offering amount that may be sold pursuant to the Sales Agreement from $75,000,000 to $60,000,000. Under the ATM Prospectus, we initially registered up to $75,000,000 of our common stock for offer and sale pursuant to the Sales Agreement. Pursuant to this Prospectus Supplement, we are decreasing the aggregate offering amount of common stock that we are offering pursuant to the Sales Agreement, such that we will offer up to an aggregate of $60,000,000 of our common stock for sale under the Sales Agreement, including the shares of common stock previously sold pursuant to the Sales Agreement. As of the date of the filing of this Prospectus Supplement, we have not offered and sold any shares of common stock pursuant to the Sales Agreement.. Except as modified by this Prospectus Supplement, the ATM Prospectus and the Sales Agreement remain in full force and effect as is.

Upon our delivery of a placement notice and subject to the terms and conditions of the Sales Agreement, each Sales Agent may sell the common stock by methods deemed to be an “at the market offering” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Sales Agents will use their commercially reasonable efforts consistent with their normal trading and sales practices and applicable state and federal laws, rules and regulations and the rules of the Nasdaq Capital Market, or Nasdaq. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

We will pay the Sales Agents a total commission for their services in acting as agents in the sale of common stock equal to 3.0% of the gross sales price per share of all shares sold through them as agents under the Sales Agreement. See “Plan of Distribution” in the ATM Prospectus for information relating to certain expenses of the Sales Agents to be reimbursed by us.

Our common stock is traded on Nasdaq under the symbol “NXXT.” On November 13, 2025, the last reported sale price of our common stock was $2.01 per share.

The Company is currently a “controlled company” within the meaning of the applicable rules of Nasdaq. Michael D. Farkas, our Chief Executive Officer and Executive Chairman is the holder and beneficial owner of approximately 57% of the Company’s common stock and therefore controls a majority of the voting power of the Company’s outstanding common stock and accordingly, he has the ability to determine all matters requiring approval by stockholders. As a result, we qualify for exemptions from certain corporate governance requirements. If the Company relies on these exemptions, which it does not intend to do, its stockholders will not have the same protections afforded to stockholders of companies that are subject to such requirements. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. See “Risk Factors — The Company is a “controlled company” within the meaning of the applicable rules of Nasdaq and, as a result, we qualify for exemptions from certain corporate governance requirements. If the Company relies on these exemptions, its stockholders will not have the same protections afforded to stockholders of companies that are subject to such requirements” in the ATM Prospectus.

We are an emerging growth company and a smaller reporting company under Rule 405 of the Securities Act and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus supplement, the ATM Prospectus and the documents incorporated by reference herein and therein and future filings.

INVESTING IN OUR SECURITIES INVOLVES A VERY HIGH DEGREE OF RISK. YOU SHOULD REVIEW CAREFULLY THE RISKS DESCRIBED UNDER THE CAPTION “RISK FACTORS” OF THE ATM PROSPECTUS AND INFORMATION INCLUDED AND INCORPORATED BY REFERENCE INTO THE ATM PROSPECTUS, INCLUDING, BUT NOT LIMITED TO, THE RISK FACTORS SPECIFIED IN OUR MOST RECENT ANNUAL REPORT ON FORM 10-K BEFORE INVESTING IN OUR SECURITIES.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

ThinkEquity	H.C. Wainwright & Co.	Roth Capital Partners

The date of this prospectus supplement is November 14, 2025